March 27, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Asen Parachkevov and Mr. Jeffrey Wong

Re:	ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”)
Post-Effective Amendment No. 4 to Registration Statement on Form N-2, File Numbers 811-22546 & 333-186748

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on March 20, 2015 and March 23, 2015, relating to Post-Effective Amendment No. 4 to the Registration Statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2015, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”). For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Post-Effective Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, which is being filed herewith. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Lastly, the Fund is requesting acceleration of the effective date of the Registration Statement to 10:00 a.m. on March 31, 2015, or as soon thereafter as practicable.

Comments and Responses

Prospectus

Summary

Leverage

1.	We notice references appearing in the Fund’s prior registration statement relating to the Fund having no intention to issue preferred stock have been removed. Please advise if any preferred stock offering is anticipated. Update the fee table and leverage disclosure to reflect any contemplated issuance of preferred stock.

In response to the Staff’s comment, the Fund advises the Staff that the Fund issued $70 aggregate liquidation preference of mandatory redeemable preferred stock (“MRPS”) on March 26, 2015. The proceeds of this offering are being used for additional investments and general corporate purposes. Disclosure has been added regarding this offering in various places in the Registration Statement, including on pages ii, 9, 85 and 86. In addition, the fee table on pages 41-42 and the effects of leverage calculations on pages 57-58 have been updated to reflect the issuance of the MRPS.

Derivatives

2.	We note that disclosure on page 11 indicates that the Fund calculates the value of derivatives at market value for purposes of the Fund’s 80% policy. Please confirm this is the case.

In response to the Staff’s comment, the Fund confirms that any derivatives held by the Fund are valued at market value for purposes of the Fund’s 80% policy.

Special Risk Considerations

3.	We note that page 16 references the fact that the Fund may invest in other investment companies. Please provide acquired fund expenses in the fee table or explain why such disclosure is not necessary.

In response to the Staff’s comment, the Fund advises that while it may invest in other investment companies it has not done so since its inception and currently has no intention to invest in other investment companies. Therefore, the Fund has not included acquired fund fees and expenses in the fee table.

4.	Consider whether further risk disclosure related to the price of oil and the state of the energy industry is necessary.

In response to the Staff’s comment, while the Fund believes the “Energy Sector Risks” disclosure is sufficient to inform investors of risks present in the current energy market, the Fund has added new disclosure under “Energy and Energy Infrastructure Risk” to place greater emphasis on risks related to the current market environment.

Financial Statements

5.	We note that the Fund’s recent filing on Form N-SAR included an audit report for a fund other than the Fund. Please amend the Fund’s filing on Form N-SAR to file the correct audit report.

In response to the Staff’s comment, the Fund amended its filing on Form N-SAR on March 23, 2015 to file the correct audit report.

* * * *

Please note that we have included certain changes to Amendment No. 5 other than those in response to the Staff’s comments.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acceleration Request

The Fund, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on March 31, 2015, or as soon thereafter as practicable.

The Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

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